Exhibit 99.1

SAIHEAT Enters into Definitive Merger Agreement with Canopy Wave to Build a Global AI Inference Platform

The combined company will be renamed Canopy Wave Holdings Inc. and expected to trade on Nasdaq under the new ticker symbol “CWAV” — transaction repositions the Company around AI inference infrastructure for open-weight large language models.

SINGAPORE and SANTA CLARA, Calif., August 10, 2026 / PRNewswire / -- SAIHEAT Limited (“SAIHEAT” or the “Company”) (Nasdaq: SAIH) today announced that it has entered into a definitive merger agreement, dated August 10, 2026 (the “Merger Agreement”), with Canopy Wave, Inc. (“Canopy Wave”), a Santa Clara, California-based AI inference and GPU cloud platform company. Upon the closing of the transaction, Canopy Wave will become a wholly-owned subsidiary of the Company. The combined company will be renamed “Canopy Wave Holdings Inc.” and is expected to trade on the Nasdaq Stock Market (“Nasdaq”) under the new ticker symbol “CWAV,” subject to required approvals.

The transaction is intended to reposition the Company around AI inference, the delivery of AI model outputs, or “tokens,” at production scale, while retaining SAIHEAT’s existing data center infrastructure business. The Company’s management believes AI inference represents a growing share of AI infrastructure spending, as enterprise adoption shifts investment from one-time model training toward ongoing inference workloads.

Strategic Rationale

SAIHEAT’s combination with Canopy Wave creates a U.S.-based global AI inference platform that combines modular data center infrastructure with Canopy Wave’s inference platform.

●	A pivot into AI inference infrastructure. The combined company intends to provide inference services for open-weight large language models to enterprise and developer customers worldwide. Open-weight models have closed the capability gap with proprietary frontier models. The demand for cost-efficient, secure inference of these open models is expanding across AI coding, agent, and enterprise AI workloads.

●	A full-stack inference platform. Canopy Wave provides a full-stack inference platform combining GPU cloud infrastructure, orchestration software, API endpoints, and security features that include SOC 2 Type II certification and a zero-data-retention policy.

●	Complementary infrastructure capabilities. SAIHEAT’s existing capabilities in modular data center infrastructure and energy-efficient computing are expected to complement Canopy Wave’s GPU cloud operations, which Canopy Wave conducts utilizing its access to third-party infrastructure through leasing arrangements.

●	An experienced, U.S.-based local leadership team. Following the closing, the combined company will be headquartered in Santa Clara, California and led by Canopy Wave’s founding team, including Chief Executive Officer (CEO) Tao Zhang and Chief Technology Officer (CTO) James Liao. Tao Zhang and James Liao are expected to collectively hold a majority of the combined company’s economic interests and voting power following the closing. The Company expects to transition from a foreign private issuer to domestic-issuer reporting requirements beginning as of the next fiscal year, as required by such rules.

Transaction Overview

Under the terms of the Merger Agreement, the merger will be effected through the issuance of new SAIHEAT Class A and Class B ordinary shares to Canopy Wave’s shareholders, based on a pre-money equity valuation of Canopy Wave of US$60,000,000 and a pre-money equity valuation of SAIHEAT of US$40,000,000, which amounts represent the result of arm’s length negotiation between the parties and are not intended to be, and should not be relied upon as, an appraisal, valuation opinion, or indication of market value. Based on such valuations, transaction will result in former Canopy Wave stockholders owning approximately 54.19% of the combined company’s economic interests and approximately 78.44% of the combined company’s voting power, taking into account a concurrent private placement planned by the Company of Class A Ordinary Shares for aggregate proceeds of approximately US$4.5 million (representing a purchase price of US$18.15 per share). The transactions have been unanimously approved by the boards of directors of both companies.

The parties expect the transactions to close by the end of 2026. However, the closing of the transaction is subject to customary conditions, including approval by SAIHEAT’s shareholders, Nasdaq’s approval of the combined company’s initial listing application, and satisfaction of conditions to consummation of the concurrent private placement financing.

Management Commentary

“This combination will position the company where the AI market is going: inference at scale,” said Jianwei Li, Chief Executive Officer of SAIHEAT. “Canopy Wave brings an inference platform and an exceptional engineering team. Combined with our infrastructure capabilities, we believe we can build a competitive inference offering.”

“We believe enterprises are increasingly evaluating open weight models for performance, control, and cost efficiency,” said Tao Zhang, Chief Executive Officer of Canopy Wave. “Joining forces with SAIHEAT will give us the public-company platform and the infrastructure depth to scale much faster. Our mission is to make serving these models simple, secure, and economical. This transaction accelerates that mission globally.”

About Canopy Wave, Inc.

Canopy Wave is a Santa Clara, California-based AI inference and GPU cloud platform company. Its full-stack platform is engineered for open-weight generative AI models, featuring OpenAI-compatible API interfaces, intelligent GPU resource scheduling, and enterprise-grade security protocols, including data isolation and zero-data-retention policies. The platform supports a broad catalog of leading open-weight models and serves developers and enterprises across AI coding, AI agent, and other production workloads. For more information, please visit https://www.canopywave.com.

About SAIHEAT Limited (Nasdaq: SAIH)

SAIHEAT is a global distributed computing power operator. By leveraging a modular computing power system, the Company helps energy owners address the issues of local energy consumption and efficient resource utilization. For more information, please visit https://www.saiheat.com.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, SAIHEAT intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Report of Foreign Private Issuer on Form 6-K furnishing the Merger Agreement. Shareholders and investors are urged to read these materials, and any other relevant documents filed or furnished with the SEC, when they become available, because they will contain important information about the proposed transaction. Shareholders and investors may obtain a free copy of these materials, and other documents filed by SAIHEAT with the SEC, at the SEC’s website at www.sec.gov, or from SAIHEAT at the contact information below.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “expect,” “estimate,” “anticipate,” “target,” “continue,” “predict,” “intend,” “plan,” “aim,” “may,” “will,” “would,” and similar expressions identify forward-looking statements. Examples include, among others, statements regarding the expected benefits of the proposed transaction, the anticipated timing of the closing, the satisfaction of the closing conditions (including approval by SAIHEAT’s shareholders, Nasdaq’s approval of the combined company’s initial listing application, satisfaction of conditions to the consummation of the concurrent private placement financing, and any applicable regulatory clearances), and the combined company’s strategy, market opportunity, and future performance. These statements reflect management’s current expectations and are subject to risks and uncertainties. Actual results may differ materially due to factors including, among others: the risk that the proposed transaction may not be completed in a timely manner or at all; the failure to satisfy closing conditions or obtain required approvals; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results,; the effect of the announcement or pendency of the transaction on business relationships and operating results; the risk that the proposed concurrent financing is not completed in a timely manner, if at all; risks related to SAIHEAT’s continued listing on Nasdaq until closing of the proposed transactions and the combined company’s ability to remain listed following the closing of the proposed transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the combined company’s dependence on third-party open-weight AI models, including models developed outside the United States, and related exposure to export controls, trade restrictions, and customer procurement policies; the combined company’s reliance on third-party computing infrastructure that it does not own and that is subject to termination; declines in per-token pricing or GPU rental rates; Canopy Wave’s limited operating history since its formation in 2024; customer concentration; capital requirements and potential shareholder dilution; concentration of voting power; costs of the proposed transactions and of transitioning from a foreign private issuer to a domestic issuer; competition from substantially larger providers; the risk of involvement in litigation, including securities class action litigation; regulatory changes; macroeconomic conditions; and the other risks and uncertainties described in SAIHEAT’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All forward-looking statements speak only as of the date hereof, and SAIHEAT undertakes no obligation to update them except as required by law.

Investor Relations Contact

ir@saiheat.com

Media Contact

pr@saiheat.com

3